SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                   America West Holdings Corporation (1)
                      America West Airlines, Inc. (2)
                                ----------
                             (Name of Issuer)


                 (1) Class A Common Stock, $.01 par value
                 (1) Class B Common Stock, $.01 par value
               (2) Warrants to Purchase Class B Common Stock
                   of America West Holdings Corporation
                                ----------
                      (Title of Class of Securities)


                                023657  109
                                023657  208
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
          Executive Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              March 13, 1997
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].

                              SCHEDULE 13D

CUSIP Nos. 023657  109, 023657  208, 023650  112


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [X]
      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

 NUMBER OF
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH        CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767

REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON
 WITH          CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140


               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100.0%
               CLASS B COMMON STOCK               7.2%
               WARRANTS                           9.8%


14   TYPE OF REPORTING PERSON

     CO

    This Amendment No. 8 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 24, 1996 and Amendment No. 7 filed on June 18, 1996 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

     The securities to which this statement relates are (i) the Class A Common Stock, $0.01 par value per share (the "Class A Common"), and the
Class B Common Stock, $0.01 par value per share (the "Class B Common"), of America West Holdings Corporation, a Delaware corporation ("Holdings"), and
(ii) the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share.

     According to information provided by the Company, effective as of midnight on December 31, 1996, the Company adopted a holding company form of organizational structure. The holding company reorganization was effected pursuant to an Agreement and Plan of Merger among the Company, Holdings and AWA Merger, Inc., a Delaware corporation and wholly owned subsidiary of Holdings ("Merger Sub"), which provided for, among other things, the merger ("Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. By virtue of the Merger, the Company became the wholly owned subsidiary of Holdings, and each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company was converted into one share of Class A Common and Class B Common, respectively, of Holdings. As a result, each holder of the Company's Class A Common Stock and Class B Common Stock became the owner of the same number of shares of Class
A Common and Class B Common, respectively, of Holdings as the number of shares of the Company's Class A Common Stock and Class B Common Stock owned by such stockholder prior to the Merger. Also as a result of the Merger, each Warrant, which prior to the effective time of the Merger entitled the holder thereof to purchase one share of the Company's Class B common stock, now entitles the holder of such Warrant to purchase one share of the Class B Common of Holdings. The Warrants remain an obligation of the Company.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(c) At the date hereof, Continental has the sole power to vote and dispose of 158,569 shares of Class A Common and 317,140 shares of Class B Common. The Class A Common held by Continental represents approximately 13.2% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The Class B Common held by Continental represents approximately .7% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company.

     As set forth in Item 5(d) and 6 to the Schedule 13D, Continental has certain understandings and agreements regarding the voting and disposition of the securities of the Company held by it with the TPG Parties and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, Continental together with each of the TPG Parties and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties and Mesa is contained in separate Schedules 13D, as amended, filed by each of the TPG Parties and Mesa.

     On March 13, 1997, TPG entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG sold 1,584,915 Warrants to the Company for a total of $11,062,706, representing an amount equal to $6.98 per Warrant. TPG had held 107 of such Warrants as a nominee of Air Partners and 102 of such Warrants as a nominee of TPG Parallel. Such sale closed on March 19, 1997. TPG no longer holds any Warrants.

     On March 13, 1997, TPG Parallel entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG Parallel sold 159,580 Warrants to the Company for a total of $1,113,868, representing an amount to equal $6.98 per Warrant. Such sale closed on March 19, 1997. TPG Parallel no longer holds any Warrants.

     On March 13, 1997, Air Partners entered into a Warrant Purchase Agreement with the Company, pursuant to which Air Partners sold 167,028 Warrants to the Company for a total of $1,165,855, representing an amount equal to $6.98 per Warrant. Such sale closed on March 19, 1997. Air Partners no longer holds any Warrants.

     Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by Continental or, to its knowledge, any of the parties identified in Item 2.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties and Mesa, Continental, the TPG Parties and Mesa, as a group, beneficially own 1,200,000 shares of Class A Common, 2,464,001 shares of Class B Common (excluding 799,767 shares of Class B Common purchasable upon the exercise of Warrants), and 799,767 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group (excluding shares purchasable upon the exercise of Warrants) represents approximately 5.5% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 12.8% of the 6,266,384 Warrants outstanding as of February 28, 1997, based on information provided by the Company, after giving effect to the cancellation of the Warrants sold by the TPG Parties to the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 7.2% of the 45,393,002 shares of Class B Common that would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    April 21, 1997


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jeffery A. Smisek
                              Name:  Jeffery A. Smisek
                                     Executive Vice President